 Filed Pursuant to Rule 253(g)(2)
File No. 024-10510

GK INVESTMENT HOLDINGS, LLC

SUPPLEMENT NO. 1 DATED JANUARY 16, 2019
TO THE OFFERING CIRCULAR DATED OCTOBER 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of GK Investment Holdings, LLC (“we,” “our” or “us”), dated October 22, 2018 and filed by us with the Securities and Exchange Commission, or the Commission, on October 22, 2018, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose our bond redemption plan which was adopted by our Manager on January 15, 2019, or the Bond Redemption Plan.

Bond Redemption Plan

On January 15, 2019, our sole manager, GK Development, Inc., an Illinois corporation, or our Manager, approved and adopted our Bond Redemption Plan, which consists of 1) Optional Bond Redemption; and 2) Death and Disability Redemption. Such Bond Redemption Plan sets forth the details pursuant to which we may redeem our issued and outstanding 7% unsecured bonds, or the Bonds, from time to time, at the election of the holder of the Bonds, or Bondholders, in certain quantities, at certain prices, in certain manner and on certain terms and conditions. The Death and Disability Redemption set forth below replaces the policy described under the caption “DESCRIPTION OF BONDS – Redemption Upon Death or Disability” in the entirety.

Optional Bond Redemption

The Bonds will be redeemable at the election of the Bondholder beginning January 15, 2019, or the Optional Bond Redemption. In order to request redemption, the Bondholder must provide written notice to us at our principal place of business that such Bondholder requests redemption of all or a portion (consisting of at least 50%) of such Bondholder’s Bonds. We will have 120 days from the date such notice is provided to redeem the Bondholder’s Bonds at a price per Bond equal to $850 plus any accrued but unpaid interest on the Bond. Our obligation to redeem Bonds with respect to notices received in any given Redemption Period (as defined below) pursuant to this Optional Bond Redemption is limited to 3.75% of the aggregate principal balance of all Bonds outstanding as of the close of business on the last business day of the preceding Redemption Period, or, solely with respect to the initial Redemption Period, November 30, 2018, or the 3.75% Limit. A “Redemption Period” shall be a period of three (3) calendar months, with Redemption Periods beginning on March 1, June 1, September 1 and December 1 of each calendar year. The 3.75% Limit will renew as of the first day of each succeeding Redemption Period. In addition, any Bonds redeemed as a result of a Bondholder's right upon Death or Disability Redemption (as defined below) will be included in calculating the 3.75% Limit and will thus reduce the number of Bonds to be redeemed pursuant to the Optional Bond Redemption with respect to any Redemption Period. Bond redemptions pursuant to the Optional Bond Redemption, as well as the application of the 3.75% Limit and the Cash Limitation (as defined below) will occur in the order that notices are received. The cash available for the Optional Bond Redemption (as well as the Death and Disability Redemption (as defined below)) will be limited to the available cash flows from operations or proceeds from sale of assets, or the Cash Limitation.

If we could not redeem all Bonds for which notices of redemption are received with respect to any Redemption Period under the Optional Bond Redemption due solely to the Cash Limitation, we will attempt to honor repurchase requests on a pro rata basis, and we will treat the unsatisfied portion of the redemption request as a redemption notice for the following Redemption Period, unless such redemption notice is withdrawn.

The Optional Bond Redemption is only intended to provide interim liquidity under limited circumstances for Bondholders until a liquidity event occurs, such as the listing of our Bonds on a national securities exchange. The Optional Bond Redemption will terminate automatically if our Bonds become listed on a national securities exchange or there is another liquidity event prior to maturity of the Bonds.

Death and Disability Redemption

In the event of death or disability of a Bondholder, Bonds may be presented to us for repurchase, or the Death and Disability Redemption. All or a portion (consisting of at least 50%), of the Bonds beneficially held by a Bondholder may be submitted to us for repurchase at any time in accordance with the procedures outlined below. At that time, we may, subject to the conditions and limitations described below, repurchase the Bonds presented for cash to the extent that we have sufficient funds available. If the repurchase is being made from the original purchaser of a Bond(s), the repurchase price will equal the price paid per Bond. The repurchase amount for the Bonds for all other persons will equal $1,000 per Bond being repurchased.

In order for a disability to be considered a “qualifying disability,” (1) the Bondholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the Bondholder first acquired the Bonds subject to the Death and Disability Redemption, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the Bondholder could be eligible to receive. The “applicable governmental agencies” are limited to the following: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veteran’s Benefits Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a Bondholder to the Death and Disability Redemption unless otherwise permitted by us. Repurchase requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits; (2) a Social Security Administration Notice of Award, (3) a U.S. Office of Personnel Management determination of disability, (4) a Veteran’s Benefits Administration record of disability-related discharge or (5) such other documentation issued by the applicable governmental agency that we deem acceptable demonstrating an award of the disability benefits.

The following disabilities do not entitle a worker to Social Security disability benefits:

● disabilities occurring after the legal retirement age;

● temporary disabilities; and

● disabilities that do not render a worker incapable of performing substantial gainful activity.

During any Redemption Period and pursuant to the Death and Disability Redemption, we will not repurchase more than 1.25% of the aggregate principal amount of the Bonds outstanding as of the close of business on the last business day of the preceding Redemption Period, or, solely with respect to the initial Redemption Period, November 30, 2018, or the 1.25% Limitation. Repurchase requests will be reviewed based on the order they are received. The cash available for the Death and Disability Redemption will be subject to the Cash Limitation.

Subject to the 1.25% Limitation and the Cash Limitation, we will repurchase the Bonds subject to the Death and Disability Redemption within 120 days of the receipt of the Bondholder’s repurchase request. Requests will be processed on a first-come, first-served basis with respect to the 1.25% Limitation and Cash Limitation. A Bondholder may withdraw the Bondholder’s request to have his/her Bonds repurchased at any time up to 30 days prior to the expiration of the 120-day period beginning on with the date of the Bondholder’s repurchase request.

If we could not repurchase all Bonds presented for repurchase in any Redemption Period under the Death and Disability Redemption due solely to the Cash Limitation, we will attempt to honor repurchase requests on a pro rata basis, and we will treat the unsatisfied portion of the repurchase request as a request for repurchase the following Redemption Period, unless such request is withdrawn.

The Death and Disability Redemption is only intended to provide interim liquidity under limited circumstances for Bondholders until a liquidity event occurs, such as the listing of our Bonds on a national securities exchange. The Death and Disability Redemption will terminate automatically if our Bonds become listed on a national securities exchange or there is another liquidity event prior to maturity of the Bonds.

Each of the Optional Bond Redemption and the Death and Disability Redemption is a policy adopted by our Manager and may be amended or terminated by our Manager at any time, in its sole discretion.